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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
              (Pursuant To Section 13(e) Of The Securities Exchange
                                  Act Of 1934)

                              AUTOLEND GROUP, INC.
                                (Name of Issuer)

                              AUTOLEND GROUP, INC.
                      (Name of Person(s) Filing Statement)

         9.5% Convertible Subordinated Debentures Due September 19, 1997
                         (Title of Class of Securities)

                                 Not Applicable
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                               Nunzio P. DeSantis
                              Chairman of the Board
                              AutoLend Group, Inc.
                               Bradbury Court, 3B
                            215 Central Avenue, N.W.
                             Albuquerque, N.M. 87102
                                  505-768-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                             Steven N. Haas, Esquire
                               Cozen and O'Connor
                               1900 Market Street
                             Philadelphia, PA 19103
                                 (215) 665-2000

                                October 22, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                 --------------

                            Calculation of Filing Fee
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    Transaction Valuation*                           Amount of Filing Fee

       $22,050,000                                        $4,410

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*   For purpose of calculation of the filing fee only. The amount of the filing fee equals 1/50 of 1% of the value of the securities to be exchanged. There is no public market for the securities to be exchanged. Accordingly, the transaction value is based upon the aggregate principal amount outstanding of the 9.5% Convertible Subordinated Debentures Due September 1997 subject to the tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  N/A                               Filing party:  N/A
Form or registration No.:  N/A                             Date filed:  N/A

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


Item 1.  Security and Issuer.

         (a) The name of the issuer is AutoLend Group, Inc. (formerly CAPX Corporation), a Delaware corporation (the "Company"), which has its principal executive offices at Bradbury Court, 3B, 215 Central Avenue, N.W., Albuquerque, N.M. 87102 (telephone number 505-768-1000).

         (b) This Schedule relates to the offer (the "Exchange Offer") by the Company to the holders of the Company's 9.5% Convertible Subordinated Debentures Due September 19, 1997 (the "Debentures") to exchange each $1,000 principal amount of Debentures outstanding for one Unit, each Unit consisting of (i) 100 shares of the Company's Common Stock, par value $.002 per share (the "Common Stock") and (ii) such number of shares of the Company's 14% Cumulative Convertible Preferred Stock, par value $.002 per share (the "Preferred Stock"), as shall have an aggregate value, on the basis of a Stated Amount of $100 per share of Preferred Stock, equal to the difference between $1,000 and the market price for the 100 shares of Common Stock comprising a portion of the Unit, calculated on the expiration date of the Exchange Offer. The Exchange Offer is subject to the terms and conditions set forth in the Offering Circular dated October 22, 1996 (the "Offering Circular") and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. There is outstanding $22,050,000 principal amount of the Debentures, none of which are held, to the Company's knowledge, by any officer, director or affiliate of the Company. The information set forth in the Offering Circular under the captions "The Exchange Offer -- Terms of the Exchange Offer" and "Interests of Certain Persons in the Transaction; Transactions and Agreements Concerning the Units" is incorporated herein by reference.

         (c) The Debentures are no longer listed on the Luxembourg Stock Exchange, the only exchange on which the Debentures were ever included for trading. Consequently, there currently is no established trading market for the Debentures.

         (d) Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

         (a) See Item 1(b) above.

         (b) Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         The information set forth in the Offering Circular under the captions "Summary of Offering Circular -- Purposes and Effects of the Exchange Offer," "Purposes and Effects of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference. The Company will retire and does not have any plans to reissue any Debentures acquired pursuant to the Exchange Offer.

         (a) The information set forth in the Offering Circular under the captions "Summary of Offering Circular -- Purposes and Effects of the Exchange Offer," "Purposes and Effects of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

         (b) - (c)  Not applicable.

         (d) The information set forth in the Offering Circular under the caption "Summary of Offering Circular -- Recent Developments" and in the Current Report on Form 8-K dated September 18, 1996, included as Exhibit "C" to the Offering Circular, is incorporated herein by reference.

         (e) The information set forth in the Offering Circular under the captions "Summary of Offering Circular -- The Securities -- Preferred Stock" and "Description of Capital Stock -- Preferred Stock -- Dividends" is incorporated herein by reference.

         (f) The information set forth in the Offering Circular under the captions "Summary of Offering Circular -- Recent Developments," "-- Purposes and Effects of the Exchange Offer" and "Purposes and Effects of the Exchange Offer" is incorporated herein by reference.

         (g)  Not applicable.

         (h)  Not applicable.

         (i) - (j) Not applicable.

Item 4.  Interest in Securities of the Issuer.

         Neither the Company nor, to the knowledge of the Company, any person referred to in Instruction C to this Schedule or any subsidiary or associate of any such person, including any director or executive officer of any such subsidiary, has effected any transaction in the Debentures during the 40 business days prior to the date hereof.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

         Not applicable.

Item 6.  Persons Retained, Employed or to be Compensated.

         No person has been retained to make solicitations or recommendations with respect to the Exchange Offer. The information set forth in the Offering Circular under the caption "The Exchange Offer -- Solicitation of Tenders; Fees" is incorporated herein by reference.

Item 7.  Financial Information.

         (a) - (b) The information set forth in the Offering Circular under the captions "Selected Financial and Pro Forma Information" and "Capitalization," and the information set forth in the Company's Annual Report on Form 10-K for the year ended March 31, 1996, as amended by Form 10-K/A1, Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, as amended by Forms 10-Q/A1 and 10-Q/A2, and Current Report on Form 8-K dated September 18, 1996, which are attached to the Offering Circular as Exhibits A, B and C, respectively, are incorporated herein by reference.

Item 8.  Additional Information.

         (a) - (d)  Not applicable.

         (e) Additional information is contained in the Offering Circular and the Exhibits thereto and Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

         (a)(1)   Offering Circular dated October 22, 1996.

         (a)(2)   Form of Letter of Transmittal dated October 22, 1996.

         (a)(3) Form of Letter from Company to brokers, dealers, commercial banks and trust companies who have security position listings with Cedel Bank, S.A. or Euroclear.

         (a)(4) Form of Letter to Clients regarding instructions to brokers, dealers, commercial banks and trust companies to participate in the Exchange Offer.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        AUTOLEND GROUP, INC.


Dated:  October 22, 1996                By: /s/ Nunzio P. DeSantis
                                           -----------------------------------
                                           Nunzio P. DeSantis,
                                           Chairman of the Board

                                  EXHIBIT INDEX

                                                                                Sequentially
Exhibit                                                                            Numbered
Number                          Description                                          Page
-------                         -----------                                      ------------

(a)(1)       Offering Circular dated October 22, 1996.

(a)(2)       Form of Letter of Transmittal dated October 22, 1996.

(a)(3) Form of Letter from Company to brokers, dealers, commercial banks and trust companies who have security position listings with Cedel Bank, S.A. or Euroclear.

(a)(4) Form of Letter to Clients regarding instructions to brokers, dealers, commercial banks and trust companies to participate in the Exchange Offer.